ARTICLES OF AMENDMENT OF

RESURGENT, INC.

The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows:

1. The name of the corporation is Resurgent, Inc*.*

2. Article II of the corporation's Articles of Incorporation is hereby replaced by the following in its entirety: "The corporation is authorized to issue 10,000,000 shares of common stock, $0.01 par value per share."

3. The foregoing amendment was adopted on February 28, 2024.

4. The amendment was adopted by unanimous consent of the shareholders.

Executed in the name of the corporation by:

Jon S. Wheeler
President
SCC ID# 11660085

ARTICLES OF INCORPORATION
OF
RESURGENT, INC.

Pursuant to Chapter 9 of Title 13.1 of the Code of Virginia, the undersigned state(s) as follows:

Article I   The corporation's name:Resurgent, Inc.

Article II   The corporation is authorized to issue 5,000 share(s) of stock.

Article III   A.   The name of the corporation's initial registered agent:

Bradley A. Haneberg

B.   The initial registered agent isan individual who is a resident of Virginia **and** a member of the Virginia State Bar.

Article IV   A.   The corporation's initial registered office address, including the street and number, if any, which is identical to the business office of the initial registered agent, is Haneberg Hurlbert, PLC, 1111 East Main Street, Suite 2010, Richmond, VA 23219

B.   The registered office is located in the City of Richmond.

Article V   The corporation's principal office address, including the street and number (if any), is 2101 Parks Ave Ste 403, Virginia Beach, VA, 23451 - 4142, USA

Article VI   The initial director is Jon S. Wheeler, 2101 Parks Avenue, Suite 403, Virginia Beach, Virginia 23451.

Incorporator:

Signature	Printed Name	Date	Tel. # (optional)	Email Address (optional)
	Bradley A. Haneberg	2/22/24	804-814-2209	brad@hbhblaw.com